MASLON LLP

3300 Wells Fargo Center, 90 South Seventh Street

Minneapolis, MN 55402-4140

P 612-672-8200

F 612-672-8397

www.maslon.com

Alan M. Gilbert Direct Dial: (612) 672-8381 Direct Fax: (612) 642-8381 alan.gilbert@maslon.com

February 11, 2015

SUBMITTED VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2014 (the “Form 10-K”)
Filed December 29, 2014
Form 8-K Filed January 14, 2015
File Number 333-56262

Dear Ms. Jenkins:

Reference is made to your comment letter addressed to the Company and dated January 29, 2015 (the “Comment Letter”), with respect to the above referenced documents filed by the Company with the Securities and Exchange Commission. This letter will confirm the Company’s receipt of the Comment Letter and the Company’s intention to respond to the comments set forth therein, and file an amendment to the Form 10-K, no later than February 20, 2015.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at (612) 672-8381, by facsimile at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to contact John F. Stapleton, the Company’s Chief Financial Officer, by telephone at (612) 720-9000, or by email at jstapleton@mriinc.com.

Regards,

/s/ Alan M. Gilbert
Alan M. Gilbert, Esq.

cc: (via email):	Charles C. Mottley
John F. Stapleton
Stephen J. Antol
William M. Mower